Exhibit 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management discussion and analysis is as of March 30, 2009 and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2008 and the related notes included thereto. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”).  The differences as they affect the annual consolidated financial statements are described in our Annual Report filed on Form 40F and available on the Edgar website at www.sec.gov/edgar. All amounts are expressed in Canadian dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are based on our current expectations and beliefs, including certain factors and assumptions, as described in our Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to our company, including our 2008 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our current clinical efforts are focused on the treatment of atrial arrhythmias. We also have an ongoing Phase 1 clinical program for GED-aPC, an engineered analog of recombinant human activated Protein C, and have a pre-clinical program directed at improving cardiovascular function.

Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart.  In Q4-2004 and Q3-2005, we announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for the intravenous formulation of vernakalant hydrochloride (vernakalant (iv), formerly known as RSD1235 (iv)), our lead product candidate for the acute conversion of atrial fibrillation.  In addition, in Q2-2007 we announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia, and we have completed an open-label safety study, ACT 4, in conjunction with our co-development partner Astellas Pharma US, Inc. (Astellas).  In Q1-2006, Astellas submitted a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market vernakalant (iv) for the acute conversion of atrial fibrillation.  In Q2-2006, we announced Astellas’ receipt of a “refusal to file” letter from the FDA for the NDA for vernakalant (iv).  In Q4-2006, Astellas re-submitted the NDA for vernakalant (iv) to the FDA, triggering a U.S. $10 million payment to us.  In Q1-2007, we announced that the FDA had accepted the NDA for vernakalant (iv) for review.  In Q3-2007, we announced that the FDA would be extending the review period for the NDA for vernakalant (iv) into January 2008.  In Q4-2007, we together with Astellas participated in a panel review conducted by the Cardiovascular and Renal Drugs Advisory Committee, and announced that the panel members voted 6 to 2 in favour of recommending to the FDA that vernakalant (iv) be approved for rapid conversion of acute atrial fibrillation to sinus rhythm. In Q1-2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv).  The FDA did not provide an action letter prior to the target Prescription Drug User Fee Act (PDUFA) date of January 19, 2008. In Q1-2008 we initiated a Phase 3 European comparator study for vernakalant (iv), and we expect to file for marketing approval for vernakalant (iv) in the European Union in 2009. In Q3-2008, we announced Astellas’ receipt of an approvable letter from the FDA for vernakalant (iv).

We are also developing an oral formulation of vernakalant hydrochloride (vernakalant (oral), formerly known as RSD1235 (oral)) for maintenance of normal heart rhythm following termination of atrial fibrillation.  A Phase 2a pilot study was initiated in Q4-2005, and in Q3-2006 we announced positive results for the completed study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007.  We announced positive interim results from this study in Q1-2008, and positive final results from the completed study in Q3-2008.

In Q2-2007, Cardiome acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications.  Cardiome intends to initially develop GED-aPC in cardiogenic shock, and additional indications are under consideration. Cardiogenic shock is a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.  In Q4-2007 we announced initiation of a Phase 1 study for GED-aPC.  Multiple cohorts have successfully completed the study, with additional cohorts being defined.

CORPORATE DEVELOPMENT

In Q1-2008 we announced that in response to detailed expressions of interest from global and regional pharmaceutical companies in pursuit of partnership opportunities for vernakalant, Cardiome’s Board of Directors engaged Merrill Lynch & Co. as its financial advisor to assist in evaluating these partnership opportunities as well as alternative strategies beyond partnerships to maximize shareholder value.  Discussions are ongoing with multiple parties.  There can be no assurance, however, that our review of partnership opportunities and other strategic alternatives will result in any specific transaction.

In July 2008, we announced that CR Intrinsic Investments, LLC, an investment fund managed by CR Intrinsic Investors, LLC, an affiliate of S.A.C. Capital Advisors, LLC, purchased 2,272,727 Series A convertible preferred shares for gross proceeds of US$25 million. The Series A preferred shares are convertible into common shares of the Company on a one-to-one basis at the option of CR Intrinsic Investments, LLC. Subject to certain timing restrictions, the Series A preferred shares will be convertible into common shares on a one-to-one basis at the option of the Company. In the event of a change of control of the Company, each Series A preferred share will automatically convert into one common share immediately prior to the closing of the change of control event. No coupon or interest is payable on this series of preferred shares. Proceeds of the financing are being used for general corporate purposes, costs associated with the ongoing strategic process and continued development of our clinical programs.

In Q3-2008, we announced Astellas’ receipt of an approvable letter from the FDA for vernakalant (iv). In the action letter, the FDA informed Astellas that it has completed its review of the NDA for vernakalant (iv) and that the application is approvable.  Prior to considering approval, the FDA requires additional information associated with the risk of previously identified events experienced by a subset of patients during the clinical trials in order to assure an acceptable risk benefit profile compared to electrical cardioversion.  The FDA has also requested a safety update from ongoing or completed studies of vernakalant, regardless of indication, dosage form, or dose level.  In October 2008, we announced scheduling of an End of Review meeting with the FDA.  On November 14, 2008, we together with Astellas held a productive meeting with the FDA to discuss what further steps need to be taken before the application can be approved.  Astellas continues to work toward responding to the approvable letter. It is our understanding that this work may result in Astellas submitting a complete response to the approvable letter; or appealing one or more procedural or action issues related to this NDA application, or conducting an additional pre-approval clinical study. Cardiome’s staff has contributed work or advice relating to all three alternatives. We are uncertain when Astellas may select one of these alternatives and are not aware that a complete response submission is imminent.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials associated with each of our research and development programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (iv)	NDA	NDA originally submitted in Q1-2006. “Refusal to file” letter issued by FDA in Q2-2006. NDA re-submitted in Q4-2006. FDA approvable letter received August 2008.	91.2
	European Comparator Study	Trial initiated in Q1-2008.
Vernakalant (oral)	Phase 2b Clinical Trial	Trial initiated in Q1-2007. Interim results released in Q1-2008. Final results released in July 2008.	112.6
GED-aPC	Phase 1	Phase 1 study initiated in Q4-2007.	11.3
Artesian Projects	Pre-Clinical Stage	Pre-clinical studies	6.5

The following provides a description of the clinical development status for each of our projects:

Vernakalant (iv)
During 2008, we continued preparation and evaluation of regulatory and distribution strategies outside of North America.  A Phase 3 European comparator study for vernakalant (iv) was initiated in Q1-2008, and we anticipate filing for marketing approval for vernakalant (iv) in the European Union in 2009.

During Q4-2008, we together with Astellas met with the FDA on November 14th for the End of Review meeting. We continue to support Astellas when requested as they work towards responding to the approvable letter.

Vernakalant (oral)
During 2008, we continued our clinical work on the Phase 2b trial for vernakalant (oral), which completed in Q3-2008.

Phase 2b Clinical Trial
In Q1-2007, we initiated a Phase 2b clinical trial for vernakalant (oral) for the prevention of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study was designed to measure the safety and efficacy of vernakalant (oral) over 90 days of oral dosing in patients at risk of recurrent atrial fibrillation.  We reported positive interim results from this trial in Q1-2008, and positive final results from this trial were announced in Q3-2008.

GED-aPC
During 2008, we continued to conduct pre-clinical research, development and manufacturing work, and continued our clinical work on a Phase 1 trial for the compound.

Phase 1 Clinical Trial
In Q4-2007, we announced initiation of subject dosing in a Phase 1 study of GED-aPC. The single-blinded, placebo-controlled, dose-ranging study will measure the safety, tolerability, pharmacokinetics and pharmacodynamics of GED-aPC in 24 healthy subjects, with each subject receiving a 15-minute loading dose at the start of a 24-hour continuous intravenous infusion of GED-aPC. Multiple cohorts have successfully completed the study, with additional cohorts being defined.  The study is ongoing.

Other Projects
We continue to conduct pre-clinical research and development work on other projects.

DISCLOSURE CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ rules and forms.

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008 and concluded that they provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

We have designed and maintained internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Due to its inherent limitations, no matter how well an internal control system is designed and operated, it can provide reasonable, but not absolute assurance that it will prevent or detect misstatements from occurring in the financial statements.

As of December 31, 2008, management assessed the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment under this framework, management concluded that our internal control over financial reporting was effective and that there were no material weaknesses in our internal control over financial reporting.  See the Report of Independent Registered Public Accounting Firm as of December 31, 2008.

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with Canadian GAAP.  These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods.  We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made.  Actual results may differ from these estimates under different assumptions or conditions.  Significant areas requiring management estimates include the assessment of net recoverable value, the amortization period of technology licenses and patents, clinical trial accounting, revenue recognition, stock-based compensation, and recognition of future income tax assets.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include intangible assets, clinical trial accounting, revenue recognition, research and development costs, stock-based compensation, and income taxes.  These and other significant accounting policies are described more fully in Note 2 of our consolidated annual financial statements.

Intangible Assets

Intangible assets are comprised of purchased technology licenses and patent costs.

Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies.  Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations.

We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies.  If the carrying value of the underlying technology exceeds the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, then the carrying value is written down to its fair value, based on the related estimated discounted cash flows.

The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Clinical Trial Accounting

We record clinical trial expenses relating to service agreements with various contract research organizations, investigators and other service providers which conduct certain product development activities that complement our efforts in developing our drug candidates based upon the estimated amount of work completed on each trial.  These estimates may or may not match the actual services performed by the service providers as determined by patient enrolment levels and related activities.  We consider the following factors at a given point in time through internal reviews, correspondence and discussions with our service providers in estimating the amount of clinical trial expense for an accounting period: the level of patient enrollment; the level of services provided and goods delivered; the contractual terms and the proportion of the overall contracted time that has elapsed during the accounting period.

If we have incomplete or inaccurate information relating to the above factors, we may under or overestimate activity levels associated with various trials.  Under such circumstances, future clinical trial expenses recognized could be materially higher or lower when the actual activity level becomes known.

Revenue Recognition

The Company currently earns its revenue from collaboration arrangements that provide for non-refundable payments as follows:

•	upfront fees at the commencement of the arrangement;

•	milestone payments upon meeting certain milestones as contained in the related collaboration arrangement; and

•	fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs.

The upfront fees are deferred and amortized straight-line over the expected term of the Company’s continued involvement in the research and development process. Changes in estimates are recognized prospectively when changes to the expected term are determined.

Milestone payments are recognized as revenue when the milestones are achieved and these payments are due and are considered collectible. Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

Fees based on the number of full time research staff assigned to the related research activities and the recovery of related research and development costs are recognized in income to the extent of the services performed, the consideration is collectible, and the amount of the fees are considered to represent the fair value of those services.
The Company also reviews other deliverables, including related research advisory committees, to determine whether any further deliverables have stand-alone value and therefore require separation. The Company has not identified any other deliverables that require separation to date.

Research and Development Costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.  To date, no development costs have been deferred.

Stock-based Compensation and other Stock-based Payments

Effective December 1, 2002, we elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (CICA) in new Section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized as an expense using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the subjective assumptions of the expected life of the option, the expected volatility at the time the options are granted, and risk-free interest rate. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations. We amortize the fair value of stock options over the vesting terms of the options which are generally four to five years from grant.

Future Income Taxes

Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in net loss in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Changes in Significant Accounting Policies

On January 1, 2008, we adopted the CICA Handbook section 1535, Capital Disclosures (Section 1535), Handbook section 3862, Financial Instruments - Disclosures (Section 3862) and Handbook section 3863, Financial Instruments - Presentation (Section 3863).

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. We have included disclosures to comply with Section 1535 in note 6 of our consolidated financial statements.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and valuation of our financial instruments. We have included disclosures to comply with these new Handbook Sections in note 5 of our consolidated financial statements.

Impact of Accounting Pronouncements Affecting Future Periods

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. We are currently assessing the impact of this new accounting standard on our consolidated financial statements.

On February 13, 2008, the Accounting Standards Board (AcSB) confirmed that the use of International Financial Reporting Standards (IFRS) will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

We will adopt IFRS for interim and annual financial statements beginning on January 1, 2011. We will also present comparative results for fiscal 2010 on an IFRS basis. To accomplish this, in 2010, we will effectively maintain two parallel books of accounts.

In order to meet the requirement to transition to IFRS, we have developed a plan to convert our consolidated financial statements to IFRS. Our plan is comprised of three phases: (1) assessing the impact and planning the conversion; (2) designing, educating and building tools, and; (3) implementing the required changes to systems, processes, and internal controls over financial reporting. We are on track with our plans and are currently preparing a detailed analysis of the differences between IFRS and our accounting policies as well as an assessment of the impact of various alternatives.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth consolidated financial data prepared in accordance with Canadian GAAP for our last three fiscal years:

(in thousands of dollars except per share amounts)	For the Years Ended December 31
	2008 $	2007 $	2006 $
Revenues	1,604	4,879	20,668
Net loss	(60,520)	(85,487)	(36,147)
Loss per common share, basic and diluted	(0.95)	(1.36)	(0.68)
Total assets	63,137	101,245	68,591
Long-term obligation (1)	128	152	173
(1) Amounts represent repayable tenant inducement advances.
We have not declared any cash dividends since inception.

The significant increase in revenues in fiscal 2006, compared to fiscal 2007 and 2008, was due to the milestone payment of $11.7 million ($10.0 million U.S. dollars) earned for the resubmission of the NDA for vernakalant (iv). Also, higher research collaborative fees in fiscal 2006 related to our clinical work on the ACT 2 study, contributed to the increased revenues.

RESULTS OF OPERATIONS

We recorded a net loss of $60.5 million ($0.95 per common share) for the year ended December 31, 2008 compared to a net loss of $85.5 million ($1.36 per common share) for the year ended December 31, 2007. The decrease in net loss in fiscal 2008 compared to fiscal 2007 was largely due to foreign exchange. In fiscal 2008, we recognized a foreign exchange gain of $8.2 million reflecting the increased value of the U.S. dollar compared to the Canadian dollar. In fiscal 2007, we recognized a foreign exchange loss of $16.2 million reflecting the decreased value of the U.S. dollar compared to the Canadian dollar. A decrease in research and development activities relating to vernakalant (oral) and other projects also contributed to the decrease in net loss in fiscal 2008 as compared to fiscal 2007, partially offset by increased research and development expenditures in fiscal 2008 related to the European comparator study for vernakalant (iv) and GED-aPC clinical activities.

Operating costs are expected to decrease for the next fiscal year as we have completed our Phase 2b clinical trial for vernakalant (oral).  We will continue to incur costs related to the European comparator study for vernakalant (iv) and the development of GED-aPC. We may also incur additional costs associated with responding to the approvable letter from the FDA for vernakalant (iv). Expected licensing and research collaborative fees or royalty revenue are not expected to be higher than our operating costs within this period should we successfully meet our collaborative milestones or obtain commercialization approval for vernakalant (iv).

Revenues

Total revenue for fiscal 2008 was $1.6 million, a decrease of $3.3 million from $4.9 million in fiscal 2007.  Total revenue is comprised of licensing fees and research and collaborative fees we collected from our collaborative partner as described below.

Licensing fees represent milestone payments and the amortization of deferred revenue related to upfront payments from our collaborative partner. No milestone payments were received or recognized in fiscal 2008 and 2007. In fiscal 2008, we recognized the remainder of deferred revenue of $0.2 million related to the upfront payment and premium on equity investment from Astellas (fiscal 2007-$1.6 million).

Research and collaborative fees are comprised of contract research fees and project management fees from our collaborative partner. We recorded $1.4 million for fiscal 2008, compared to $3.3 million for fiscal 2007. The decrease in research and collaborative fees was mainly attributable to decreased recoverable research and development activity associated with vernakalant (iv).

In the future, we may earn additional milestone payments and royalties from Astellas. We may also earn revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. There can be no assurance, however, that we will maintain our existing agreements or enter into new licensing or collaborative research and development agreements.

Research and Development Expenditures

Research and development (R&D) expenditures were $48.8 million for fiscal 2008, compared to $56.8 million for fiscal 2007.

(in millions of dollars)	For the Years Ended December 31
Project	2008 $	2007 $
Vernakalant (oral)	28.9	38.6
Vernakalant (iv)	12.0	8.5
GED-aPC	6.1	5.2
Other projects	1.8	4.5
Total research and development expenses	48.8	56.8

The decrease of $8.0 million in R&D expenditures was primarily due to the completion of the Phase 2b trial for vernakalant (oral) in fiscal 2008. The decrease in vernakalant (oral) expenditures was partially offset by increased costs for vernakalant (iv), relating to the ongoing Phase 3 European comparator study, and continued R&D activities on GED-aPC. Spending on other projects was largely related to our Artesian program.

For the next fiscal year, we expect to continue to incur costs related to the Phase 3 European comparator study for vernakalant (iv). As well, we may incur additional costs associated with responding to the approvable letter from the FDA for vernakalant (iv).

General and Administration Expenditures

General and administration (G&A) expenditures for fiscal 2008 were $17.2 million compared to $18.5 million for fiscal 2007.

The decrease of $1.3 million in G&A expenditures in fiscal 2008 compared to those incurred in fiscal 2007, was due to lower stock based compensation expense, professional fees and travel expenses. The decrease was partially offset by the increase in legal costs relating to the ongoing strategic process.

For the next year, we expect to continue our trend towards lower G&A expenditures.

Amortization

Amortization was $4.1 million for fiscal 2008 compared to $3.4 million for fiscal 2007. The increase in amortization in fiscal 2008 was primarily due to the amortization recorded for the GED-aPC technology license which was acquired in April 2007.

Write-Down of Intangible Assets

We recorded a total write-down of intangible assets of $0.9 million at December 31, 2008. The write-down is due to the Company’s expectation that it will not meet its obligation under the stock purchase agreement with the former Artesian shareholders to advance the development of at least one drug candidate by March 31, 2009.

The net write-down includes the write-down of the net book value of the technology licenses of $0.7 million which arose from the acquisition of Artesian Therapeutics, Inc. on October 21, 2005, and the write-down of the carrying value of patents of $0.2 million.

Other Income (Expenses)

Interest and other income was $0.6 million for fiscal 2008 compared to $4.5 million for fiscal 2007.  The decrease in interest and other income in fiscal 2008 was primarily due to lower average interest-bearing cash and short-term investment balances and lower interest rates.

Foreign exchange gain was $8.2 million for fiscal 2008 compared to a foreign exchange loss of $16.2 million in fiscal 2007.  Foreign exchange gains and losses are primarily attributable to the translation of U.S. and Euro denominated net monetary assets into Canadian dollars for reporting purposes at period end. The foreign exchange gain in 2008 was primarily due to the increased value of the U.S. dollar compared to the Canadian dollar during the current fiscal period. The foreign exchange loss in 2007 reflects the decrease in the value of the U.S. dollar compared to the Canadian dollar during the prior period.  This exchange rate impact had a greater effect on our financial statements in 2007 compared to 2008 as we held significant funds in U.S. dollars in 2007, as a result of our public equity offering completed in Q1-2007. We are exposed to market risk related to currency exchange rates in the United States and Europe because the majority of our clinical development expenditures are incurred in U.S. dollars and the European Union Euro.  Some of these risks are offset by the reimbursements and milestone payments from Astellas in U.S. dollars and may in the future be offset by royalty revenues in U.S. dollars.  We will continue to hold U.S. dollars and, to a lesser degree, other foreign currencies to meet our anticipated operating expenditure needs in future periods in the United States and other jurisdictions outside of Canada.

FOURTH QUARTER RESULTS

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands of dollars, except share and per share amounts)	For the Three Months Ended December 31
	2008 $	2007 $
Revenue
Licensing fees	-	224
Research collaborative fees	410	886
	410	1,110
Expenses
Research and development	9,551	20,163
General and administration	3,833	4,898
Amortization	954	1,038
Write-down of intangible assets	916	-
	15,254	26,099
Operating loss	(14,844)	(24,989)
Other income (expenses)
Interest and other income	69	667
Foreign exchange gain (loss)	6,228	(989)
	6,297	(322)
Net loss for the period	(8,547)	(25,311)
Deficit, beginning of period	(319,040)	(241,756)
Deficit, end of period	(327,587)	(267,067)
Basic and diluted loss per common share[1]	(0.13)	(0.40)
Weighted average number of common shares outstanding	63,762,296	63,724,896

1Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.

Net loss for the fourth quarter of 2008 was $8.5 million ($0.13 per common share), compared to a net loss of $25.3 million ($0.40 per common share) for the same period in 2007.  The decrease in net loss reflects lower R&D, combined with a foreign exchange gain in Q4-2008.

R&D expenses for the 4th quarter of 2008 were $9.6 million, compared to $20.2 million in the same period of 2007.  The decrease was primarily due to the completion of the Phase 2b clinical trial for vernakalant (oral) in Q3-2008. G&A expenses were $3.8 million for Q4-2008 compared to $4.9 million in the same period of 2007.  The decrease was largely due to lower professional fees and stock based compensation expense.  A write-down of intangible assets of $0.9 million was recorded in Q4-2008. Other income was $6.3 million for the 4th quarter of 2008 compared with other expenses of $0.3 million in the same period of 2007.  This increase reflects a foreign exchange gain of $6.2 million in Q4-2008 compared to a foreign exchange loss of $1.0 million in Q4-2007. The foreign exchange gain is due to the increased value of the US dollar compared to the Canadian dollar during Q4-2008.

SUMMARY OF QUARTERLY RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

(In thousands of Canadian dollars except per share amounts)	4th Quarter ended	3rd Quarter ended	2nd Quarter ended	1st Quarter ended
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008

Total revenue	$410	$536	$202	$456
Research and development	9,551	8,396	12,774	18,068
General and administration	3,833	4,819	4,406	4,112
Net loss for the period	(8,547)	(11,715)	(18,079)	(22,179)
Basic and diluted net loss per common share	(0.13)	(0.18)	(0.28)	(0.35)

	4th Quarter ended	3rd Quarter ended	2nd Quarter ended	1st Quarter ended
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007

Total revenue	$1,110	$961	$1,098	$1,710
Research and development	20,163	15,029	9,771	11,830
General and administration	4,898	4,197	4,831	4,616
Net loss for the period	(25,311)	(31,554)	(14,586)	(14,036)
Basic and diluted net loss per common share	(0.40)	(0.50)	(0.23)	(0.23)

The primary factors affecting the magnitude of our losses in the various quarters were R&D expenditures associated with clinical development programs, G&A expenditures, foreign exchange gains and losses, and stock based compensation expense.

The significant decrease in net loss for the 4th quarter of 2008, when compared with the other quarters, was due to reduced research and clinical costs as a result of the completion of the Phase 2b clinical trial for vernakalant (oral) in Q3-2008.  In addition, a foreign exchange gain contributed to the decrease in net loss, reflecting the increased value of the U.S. dollar compared to the Canadian dollar during the quarter. The substantial increase in losses for the 3rd and 4th quarters of 2007, as well as the 1st and 2nd quarters of 2008, when compared with the other quarters, was due to increased research and clinical costs associated with our vernakalant (oral) Phase 2b clinical trial,  and costs associated with the development of GED-aPC.  The 3rd quarter of 2007 loss also included foreign exchange losses of $13.4 million reflecting the decreased value of the U.S. dollar compared to the Canadian dollar during the quarter.  The fluctuation in G&A costs over the various quarters is primarily due to corporate governance activities, business development initiatives, stock based compensation expense and the strategic process.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during fiscal 2008 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative fees collected from Astellas, and the preferred share financing. We believe that our cash position as of December 31, 2008, as well as the anticipated cash inflows from our collaborative partner, future collaborative partners and interest income should be sufficient to finance our operational and capital needs for at least the next 12 months. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, revenues associated with collaborative and license arrangements with third parties and strategic corporate initiatives. We will continue to review our financial needs and seek additional financing as required from sources that may include future collaborative and licensing agreements, equity or debt financing.

At December 31, 2008, we had working capital of $27.4 million compared to $55.2 million at December 31, 2007. We had available cash reserves comprised of cash and cash equivalents of $37.1 million at December 31, 2008 compared to cash and cash equivalents and short-term investments of $68.1 million at December 31, 2007.

Cash used in operating activities for fiscal 2008 was $64.6 million compared to $66.9 million for fiscal 2007. The decrease of $2.3 million in cash used in operating activities in fiscal 2008, compared to fiscal 2007 was primarily due to a decrease of $9.2 million in net loss after adjusting all non-cash items. This decreased cash operating loss reflects decreased costs in R&D activities. The decrease in net loss after adjusting all non-cash items is partially offset by an increase in net cash payments of $7.0 million related to accounts receivable, accounts payable and accrued liabilities, prepaid expenses and other assets, and deferred revenue.

Cash provided by financing activities was $25.3 million for fiscal 2008 compared to $109.7 million of cash provided by financing activities for fiscal 2007. The main source of cash for fiscal 2008 was net proceeds from the issuance of preferred shares in July 2008. The main source of cash for fiscal 2007 was net proceeds from the completion of our public offering in January 2007 and cash receipts from the issuance of our common shares upon exercise of stock options.

Cash used in investing activities in fiscal 2008 was $0.5 million compared to $7.3 million of cash provided by investing activities in fiscal 2007. Cash used in investing activities during fiscal 2008 were related to the purchase of lab equipment and filing of patents. Cash provided by investing activities for fiscal 2007 was due to the net sale of short-term investments partially offset by the purchase of intangible assets related to the in-licensing of GED-aPC.

Contractual Obligations

As of December 31, 2008 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of dollars)	2009 $	2010 $	2011 $	2012 $	2013 $	Thereafter $	Total $
Other long-term Obligations	24	26	29	32	35	6	152
Operating Lease Obligations	1,324	1,446	1,437	1,476	1,485	309	7,477
Commitments for Clinical Research Agreements and Other Agreements	8,242	270	nil	nil	nil	nil	8,512
Total	9,590	1,742	1,466	1,508	1,520	315	16,141

Outstanding Share Capital

As of March 30, 2009, there were 63,762,296 common shares issued and outstanding, and 2,272,727 Series A preferred shares issued and outstanding, and 4,810,062 common shares issuable upon the exercise of outstanding stock options (of which 3,926,290 were exercisable) at a weighted average exercise price of $8.29 per share.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of December 31, 2008 was $0.2 million (December 31, 2007 - $0.5 million) owing to a legal firm where the Company’s corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $1.5 million of legal fees for services provided by this legal firm in fiscal 2008 compared to $1.3 million in fiscal 2007.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances.  At December 31, 2008, our cash and cash equivalents were primarily held as cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials and revenues associated with collaborative and license agreements with third parties. We will continue to review our financial needs and seek additional financing as required from sources that may include future collaborative and licensing agreements, equity or debt financing. There can be no assurance, however, that additional funding will be available, or if available whether acceptable terms will be offered.